UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: August 11, 2016	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Reports 2016 Second Quarter Results

Second Quarter Adjusted Net Earnings* of $20.3 million ($0.33 diluted adjusted earnings per share*) and

Adjusted EBITDA* of $33.0 million

Company increases annualized dividend by 7.7% to $0.56 per common share

MONTREAL, QUEBEC and SARASOTA, FLORIDA – August 11, 2016 - Intertape Polymer Group Inc. (TSX:ITP) (the “Company”) today released results for the second quarter ended June 30, 2016. All amounts in this press release are denominated in US dollars unless otherwise indicated and all percentages are calculated on unrounded numbers. For more information you may refer to the Company’s management’s discussion and analysis and unaudited interim condensed consolidated financial statements and notes thereto as of and for the three and six months ended June 30, 2016.

Second Quarter 2016 Highlights (as compared to second quarter 2015):

•	Revenue increased 2.5% to $201.5 million despite approximately $5 million of lost sales of masking tape and stencil products related to the South Carolina Flood(1), primarily due to additional revenue from the TaraTape acquisition, a decrease in the South Carolina Commissioning Revenue Reduction(2) and increased sales volume, partially offset by a decrease in average selling price, including the impact of product mix.

•	Gross margin increased to 25.7% from 21.6% primarily due to the South Carolina Flood insurance claim settlement proceeds, the favourable impact of the Company’s manufacturing cost reduction programs and an increase in the spread between selling prices and lower raw material costs.

•	Selling, general and administrative expenses (“SG&A”) increased $4.0 million to $26.3 million primarily due to an increase in variable compensation expenses, employee related costs to support growth initiatives in the business and additional SG&A in 2016 derived from the TaraTape acquisition.

•	Net earnings increased $1.9 million to $13.7 million primarily due to an increase in gross profit and additional net earnings in 2016 derived from the Better Packages and TaraTape acquisitions, partially offset by increases in SG&A mainly relating to variable compensation expenses and manufacturing facility closure charges relating to the South Carolina Flood.

•	Adjusted EBITDA* increased 21.7% to $33.0 million primarily due to an increase in gross profit, partially offset by an increase in SG&A mainly relating to variable compensation expenses and employee related costs to support growth initiatives in the business.

•	The Company received an insurance claim settlement of $5 million related to the South Carolina Flood resulting in a net positive impact on gross profit and adjusted EBITDA* of approximately $3 million.

•	Cash flows from operating activities decreased by $1.4 million to $24.4 million.

•	Free cash flows* decreased by $9.0 million to $10.6 million.

*	Non-GAAP financial measure. For definitions and a reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

Other Announcements:

•	The Company announced the renewal of its NCIB effective July 14, 2016 under which the Company will be entitled to repurchase for cancellation up to 4,000,000 common shares over the twelve-month period ending July 13, 2017.

•	On August 10, 2016, the Board of Directors amended the Company’s dividend policy to increase the annualized dividend by 7.7% from $0.52 to $0.56 per common share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance and the Company’s legal ability to pay dividends.

•	On August 10, 2016, the Board of Directors declared a quarterly cash dividend of $0.14 per common share payable on September 30, 2016 to shareholders of record at the close of business on September 15, 2016. These dividends will be designated by the Company as “eligible dividends” as defined in Subsection 89(1) of the Income Tax Act (Canada).

“We are very pleased by the solid overall performance of our operations, which is well reflected in our second quarter Adjusted EBITDA of $33.0 million, one of the highest levels in our history even when excluding insurance claim settlement proceeds. Our operations performed above our expectations for the quarter, except for our woven business, our international customer channel and the masking tape production ramp-up in the Blythewood facility,” indicated Greg Yull, President and CEO.

“As for the Blythewood facility, we have achieved our anticipated cost savings on duct tape production but the ramp-up of masking tapes remains a challenge. At this stage, we believe the ramp-up period of masking tapes could be extended and possibly generate less cost savings than initially anticipated. We are working aggressively on several initiatives that should yield positive results and will provide further updates towards the end of the year.

“We remain optimistic in hitting our guidance targets for the remainder of Fiscal 2016 and are focused on achieving our long-term goal to significantly grow the Company over the next 5 to 7 years,” concluded Mr. Yull.

Outlook

•	The Company expects gross margin for 2016 to be between 23% and 24%.

•	Adjusted EBITDA* for 2016 is expected to be $117 to $123 million, excluding the impact of the South Carolina Flood. While South Carolina Flood costs and lost sales are expected to be substantially offset by insurance claim settlement proceeds, the timing of the insurance claim settlement proceeds is uncertain.

•	Manufacturing cost reductions for 2016 are expected to be between $8 and $11 million, excluding any cost savings related to the South Carolina Project.

•	Total capital expenditures for 2016 are expected to be between $55 and $65 million.

•	The Company expects a 25% to 30% effective tax rate for 2016. Cash taxes paid in 2016 are expected to be approximately half of the income tax expense in 2016.

•	The Company expects revenue, gross margin and adjusted EBITDA*, excluding the impact of the South Carolina Flood, in the third quarter of 2016 to be greater than in the third quarter of 2015.

(1)	The “South Carolina Flood” refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down.

(2)	The “South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan.

Conference Call

A conference call to discuss the Company’s 2016 second quarter results will be held Thursday, August 11, 2016, at 10 A.M. Eastern Time. Participants may dial 877-223-4471 (USA & Canada) and 647-788-4922 (International).

AN ACCOMPANYING PRESENTATION WILL ALSO BE AVAILABLE. PLEASE CLICK THE LINK OR TYPE INTO YOUR BROWSER TO ACCESS:

http://www.itape.com/investor%20relations/events%20and%20presentations/investor%20presentations

You may access a replay of the call by dialing 800-585-8367 (USA & Canada) or 416-621-4642 (International) and entering Access Code 43073422. The recording will be available from August 11, 2016 at 1:00 P.M. until September 11, 2016 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

For information about the Company, visit www.itape.com

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this press release, including statements regarding the NCIB; the Company’s dividend policy and related future dividend payments; the future cost savings from the Blythewood faciltiy; the Company’s expectations for the remainder of Fiscal 2016; the doubling of revenue and Adjusted EBITDA over the next 5 to 7 years; the Company’s third quarter and full year 2016 outlook, including Adjusted EBITDA, gross margin, manufacturing cost reductions, capital expenditures, effective tax rate and income tax expenses and revenue;may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3 Key Information—Risk Factors”, “Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2015 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this press release. The Company will not update these statements unless applicable securities laws require it to do so.

Note to readers: Complete consolidated financial statements and Management’s Discussion & Analysis are available on the Company’s website at www.itape.com in the Investor Relations section or under the Company’s profile on SEDAR at www.sedar.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$
Revenue	201,517	196,586	392,333	385,595
Cost of sales	149,715	154,178	299,435	306,172

Gross profit	51,802	42,408	92,898	79,423

Selling, general and administrative expenses	26,282	22,253	49,666	40,380
Research expenses	2,734	2,141	5,276	4,207

	29,016	24,394	54,942	44,587

Operating profit before manufacturing facility closures, restructuring and other related charges	22,786	18,014	37,956	34,836

Manufacturing facility closures, restructuring and other related charges	2,090	142	3,823	802

Operating profit	20,696	17,872	34,133	34,034

Finance costs (income)
Interest	1,022	982	2,004	1,598
Other expense (income), net	411	395	320	(246)

	1,433	1,377	2,324	1,352
Earnings before income tax expense	19,263	16,495	31,809	32,682
Income tax expense
Current	3,197	1,249	5,273	2,312
Deferred	2,408	3,498	3,348	6,844

	5,605	4,747	8,621	9,156

Net earnings	13,658	11,748	23,188	23,526

Earnings per share
Basic	0.23	0.20	0.40	0.39
Diluted	0.22	0.19	0.38	0.38

Intertape Polymer Group Inc

Consolidated Cash Flows

Periods ended June 30

(In thousands of US dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2016	2015	2016	2015
	$	$	$	$
OPERATING ACTIVITIES
Net earnings	13,658	11,748	23,188	23,526
Adjustments to net earnings
Depreciation and amortization	7,397	6,939	14,632	13,673
Income tax expense	5,605	4,747	8,621	9,156
Interest expense	1,022	982	2,004	1,598
Non-cash charges (recoveries) in connection with manufacturing facility closures, restructuring and other related charges	787	(137)	1,315	(100)
Stock-based compensation expense	2,542	2,146	4,136	2,127
Pension and other post-retirement benefits expense	703	563	1,410	1,163
Loss (gain) on foreign exchange	168	194	(160)	(667)
Impairment of assets	135	—	163	—
Other adjustments for non cash items	190	54	284	229
Income taxes paid, net	(1,965)	(2,955)	(2,164)	(3,065)
Contributions to defined benefit plans	(510)	(602)	(688)	(1,201)

Cash flows from operating activities before changes in working capital items	29,732	23,679	52,741	46,439

Changes in working capital items
Trade receivables	(2,515)	1,779	(9,056)	(3,507)
Inventories	360	2,341	(10,332)	(11,479)
Parts and supplies	(73)	(520)	(537)	(805)
Other current assets	(1,143)	(773)	1,313	2,134
Accounts payable and accrued liabilities	(1,986)	384	(11,100)	(5,414)
Provisions	8	(1,157)	30	(752)

	(5,349)	2,054	(29,682)	(19,823)

Cash flows from operating activities	24,383	25,733	23,059	26,616

INVESTING ACTIVITIES
Acquisition of a subsidiary, net of cash acquired	—	(15,333)	—	(15,333)
Purchases of property, plant and equipment	(13,810)	(6,165)	(23,304)	(15,148)
Other investing activities	5	231	(45)	198

Cash flows from investing activities	(13,805)	(21,267)	(23,349)	(30,283)

FINANCING ACTIVITIES
Proceeds from long-term debt	24,668	33,759	89,303	132,598
Repayment of long-term debt	(28,226)	(30,397)	(75,589)	(91,664)
Interest paid	(1,408)	(996)	(2,223)	(1,620)
Proceeds from exercise of stock options	363	367	478	404
Repurchases of common shares	—	(9,609)	(1,697)	(13,532)
Dividends paid	(7,574)	(7,154)	(15,083)	(14,457)
Other financing activities	—	(1)	—	(28)

Cash flows from financing activities	(12,177)	(14,031)	(4,811)	11,701

Net (decrease) increase in cash	(1,599)	(9,565)	(5,101)	8,034
Effect of foreign exchange differences on cash	349	545	509	(1,113)
Cash, beginning of period	14,273	24,283	17,615	8,342

Cash, end of period	13,023	15,263	13,023	15,263

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	June 30,	December 31,
	2016	2015
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	13,023	17,615
Trade receivables	88,025	78,517
Inventories	111,152	100,551
Parts and supplies	15,894	15,265
Other current assets	7,689	8,699

	235,783	220,647
Property, plant and equipment	207,788	198,085
Goodwill	7,476	7,476
Intangible assets	12,014	12,568
Deferred tax assets	46,030	45,308
Other assets	3,332	3,178

Total assets	512,423	487,262

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	75,857	82,226
Provisions	2,136	2,209
Installments on long-term debt	5,761	5,702

	83,754	90,137
Long-term debt	161,701	147,134
Pension and other post-retirement benefits	30,211	29,292
Other liabilities	2,973	1,029
Provisions	2,973	2,942

	281,612	270,534

SHAREHOLDERS’ EQUITY
Capital stock	347,194	347,325
Contributed surplus	27,312	23,298
Deficit	(126,084)	(133,216)
Accumulated other comprehensive loss	(17,611)	(20,679)

	230,811	216,728

Total liabilities and shareholders’ equity	512,423	487,262

Non-GAAP Financial Measures

This press release contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings, adjusted earnings per share, EBITDA, adjusted EBITDA, and free cash flows. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$
Net earnings	13.7	11.7	23.2	23.5
Manufacturing facility closures, restructuring and other related charges	2.1	0.1	3.8	0.8
Stock-based compensation expense	2.5	2.1	4.1	2.1
Impairment (reversal of impairment) of long-lived assets and other assets	0.1	—	0.2	(0.0)
Loss (gain) on disposals of property, plant and equipment	0.1	0.0	0.1	0.0
Income tax effect of these items	1.8	0.1	2.9	0.3

Adjusted net earnings	20.3	14.1	34.3	26.8

Earnings per share
Basic	0.23	0.20	0.40	0.39
Diluted	0.22	0.19	0.38	0.38
Adjusted earnings per share
Basic	0.35	0.24	0.59	0.45
Diluted	0.33	0.23	0.57	0.43
Weighted average number of common shares outstanding
Basic	58,657,691	59,727,825	58,656,679	60,091,438
Diluted	60,834,393	61,739,717	60,527,529	61,929,200

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP.

The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because it believes that they permit management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$
Net earnings	13.7	11.7	23.2	23.5
Interest and other finance costs	1.4	1.4	2.3	1.4
Income tax expense	5.6	4.7	8.6	9.2
Depreciation and amortization	7.4	6.9	14.6	13.7

EBITDA	28.1	24.8	48.8	47.7
Manufacturing facility closures, restructuring and other related charges	2.1	0.1	3.8	0.8
Stock-based compensation expense	2.5	2.1	4.1	2.1
Impairment (reversal of impairment) of long-lived assets and other assets	0.1	—	0.2	(0.0)
Loss (gain) on disposal of plant, property and equipment	0.1	0.0	0.1	0.0

Adjusted EBITDA	33.0	27.1	57.0	50.6

Free Cash Flows

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015
	$	$	$	$
Cash flows from operating activities	24.4	25.7	23.1	26.6
Less purchases of property, plant and equipment	(13.8)	(6.2)	(23.3)	(15.1)

Free cash flows	10.6	19.6	(0.2)	11.5